Exhibit 16.1

Baker Tilly US, LLP 1650 Market St, Ste 4500 Philadelphia, PA 19103-7341 T: +1 (215) 972 0701 F: +1 (888) 264 9617 bakertilly.com

November 5, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K of Ocuphire Pharma, Inc. (formerly known as Rexahn Pharmaceuticals, Inc.) (“Ocuphire”) for the event that occurred on November 5, 2020 and are in agreement with the statements contained therein insofar as they relate to our Firm. We have no basis to agree or disagree with other statements of Ocuphire contained therein.

Baker Tilly US, LLP

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